02013834

1047564

P.E. 2/11/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of February 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X. . . .

PERSONNEL CHANGE AT MATÁV'S INVESTOR RELATIONS

BUDAPEST – February 11, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, hereby announces that Mr. Szabolcs Czenthe has been appointed to head the Investor Relations Department at Matáv, with effect from 11 February, 2002.

Form 6-K
PERSONNEL CHANGE AT MATÁV'S INVESTOR RELATIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: February 11, 2002

Krisztina Hülvely
Head of IR